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UNITE[D STATES]
SECURITIES AND EX[CHANGE COMMISSION]
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39319

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/05 (MM/DD/YY) AND ENDING 09/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Midwest Resources Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2511 North 124th Street, Suite 105
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Robertson (262) 786-6338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolb+Co. SC
(Name – *if individual, state last, first, middle name*)

13400 Bishops Lane Suite 300 (Address) Brookfield (City) WI (State) 53005 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted] [redacted]

OATH OR AFFIRMATION

I, Bruce J. Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Midwest Resources Securities Corp., as of September 30, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
AMY K. WELCH
STATE OF WISCONSIN

[signature]
Signature

President
Title

Amy K Welch
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDWEST RESOURCES SECURITIES CORP.

Financial Statements
September 30, 2006

CONTENTS

	Page
Independent Auditor's Report	1
Statements of Financial Condition	2
Notes to Statements of Financial Condition	3-4

Kolb+Co. SC
Business Advisers / CPAs

INDEPENDENT AUDITOR'S REPORT

October 23, 2006

To the Board of Directors
Midwest Resources Securities Corp.

We have audited the accompanying Statements of Financial Condition of Midwest Resources Securities Corp. as of September 30, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Financial Condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement of Financial Condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Statement of Financial Condition presentation. We believe that our audits of the Statements of Financial Condition provide a reasonable basis for our opinion.

In our opinion, the Statements of Financial Condition referred to above present fairly, in all material respects, the financial position of Midwest Resources Securities Corp. as of September 30, 2006 and 2005 in conformity with United States generally accepted accounting principles.

Kolb+Co. SC

Kolb+Co. SC

Bart Adams, CPA
Thomas P. Luken, CPA
Keith L. Kamperschroer, CPA
Mark W. Miller, CPA
Les S. Tarjan, CPA
James D. Brandenburg, CPA
Mark S. Sobczak, CPA
David S. Laske, CPA
Suzanne M. Denzine, CPA
Bryan L. Pautsch, CPA

Kolb+Co. Affiliates:
Financial Advisers, LLC
Medical Billing, LLC
Retirement Plan Services, LLC
Technology Advisers, LLC

13400 Bishop's Lane, Suite 300
Brookfield, WI 53005
262/754-9400 Phone
262/754-9401 Fax
800/461-8843 Toll Free
www.KolbCo.com

MIDWEST RESOURCES SECURITIES CORP.

Statements of Financial Condition

(With the auditor's report of October 23, 2006)
As of September 30,

ASSETS

	2006	2005
Current Assets		
Cash	$ 25,878	$ 25,626
Prepaid expenses	1,369	1,004
Total Assets	$ 27,247	$ 26,630

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Total Liabilities	$ -	$ -
Stockholder's Equity		
Common stock, $1 par value, 56,000 shares authorized, 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	17,247	16,630
Total Stockholder's Equity	27,247	26,630
Total Liabilities and Stockholder's Equity	$ 27,247	$ 26,630

MIDWEST RESOURCES SECURITIES CORP.
Notes to Statements of Financial Condition
(With the auditor's report of October 23, 2006)
As of September 30, 2006 and 2005

Note #1 Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Midwest Resources Securities Corp. (the Company) was formed on February 5, 1988 as a broker-dealer to offer and sell limited and general partnership interests through direct participation private placements, throughout the United States.

Commission Revenue and Expense

Commission revenue is considered earned when the specified minimum sales level of each offering is achieved. Commissions for sales of securities are due to the registered representatives when both the minimum sales level of each offering is achieved and the offer to purchase is accepted by the Company and the issuer of the securities.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Cash and Temporary Cash Investments

The Company considers all short-term investments in interest-bearing accounts, securities, and other instruments with an original maturity of three months or less, to be equivalent to cash.

The Company at times had funds at one financial institution that exceeded the federally insured limits during fiscal 2006 and 2005.

Concentrations of Credit Risk

The financial instrument which potentially subjects the Company to concentration of credit risk consists of cash, which is carried at its approximate fair value due to its short maturities. The Company policy is to limit credit exposure on financial instruments and places its cash with a financial institution deemed as being credit worthy.

Income Taxes

The Company has elected to be treated as an S Corporation, "small business corporation," for income tax purposes. Under this election, profits and losses are passed directly to the shareholder for inclusion in his personal income tax returns. As such, the Company does not pay corporate income taxes on its taxable income. Accordingly, no liability or provision for federal or state income taxes is included in the accompanying statements.

Note #2 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At the fiscal years ended 2006 and 2005, the Company had net capital of $25,878 and $25,626, respectively, which, in each instance, exceeded its required net capital of $5,000. The Company's net capital ratio was 0 to 1 at both fiscal years ended 2006 and 2005.

MIDWEST RESOURCES SECURITIES CORP.
Notes to Statements of Financial Condition
(With the auditor's report of October 23, 2006)
As of September 30, 2006 and 2005

Note #3 Related Party Transactions

Steven L. Baptie is the shareholder and director of the Company and Midwest Resources, Inc. Midwest Resources, Inc. is the general partner of Midwest Resources 2006-1 Oil and Gas Income Limited Partnership and 2005-1 Oil and Gas Income Limited Partnership.

The Company was involved in the following related party transactions:

	2006	2005
Commission revenue from Midwest Resources 2006-1 Oil and Gas Income Limited Partnership	$ 177,800	$ -
Commission revenue from Midwest Resources 2005-1 Oil and Gas Income Limited Partnership	-	242,550
Total	$ 177,800	$ 242,550
Commission expense paid to Midwest Resources, Inc.	$ 60,400	$ 84,600